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                             September 22, 2022

       Brendan Brennan
       Chief Financial Officer
       ICON PLC
       South County Business Park
       Leopardstown
       Dublin 18, D18 X5R3, Ireland

                                                        Re: ICON PLC
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Response dated
September 1, 2022
                                                            File No. 333-08704

       Dear Mr. Brennan:

              We have reviewed your September 1, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 19, 2022 letter.

       Response dated September 1, 2022

       Form 20-F for the Year Ended December 31, 2021
       Notes to the Consolidated Financial Statements
       Note 17. Disaggregation of Revenue, page 146

   1. Refer to comment 5. You state each service disclosed in Note 2c represents the same service of outsourced
services to the biopharmaceutical industry. However, it appears the underlying nature of
each service differs, particularly in regard to the basis upon which progress is measured,
how the transaction price is determined, the duration of the services and the deliverable.
Please explain to us in greater detail how your current disclosure satisfies the
requirements of ASC 606-10-50.
 Brendan Brennan
ICON PLC
September 22, 2022
Page 2
2. In connection with the above comment, please explain to us and disclose as appropriate what revenue disaggregated by customer profile represents and how this is useful information for your investors.
       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.



FirstName LastNameBrendan Brennan                            Sincerely,
Comapany NameICON PLC
                                                             Division of
Corporation Finance
September 22, 2022 Page 2                                    Office of Trade &
Services
FirstName LastName